Investor Marketing Materials April 2008 The issuer has filed a registration statement (including prospectus) with the SEC (SEC file no. 333-131614) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling 212-761-5477 or 212-325-8549.

Table of Contents Section 1 Overview Section 2 Managed Portfolio and Master Trust Performance Information Section 3 NCCMT Portfolio Information Section 4 Credit Card Master Trust Comparables Section 5 NCCMT Structure Section 6 Key Contacts

Section 1 Overview

Overview National City Corporation Company Overview 1 National City Corporation is a financial holding company headquartered in Cleveland, Ohio National City operates through a distribution network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin and also conducts selected consumer lending and other financial services businesses on a nationwide basis Operations are primarily conducted through more than 1,400 branch banking offices located within a nine-state footprint and over 450 wholesale and retail mortgage offices located throughout the United States National City's primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management Including its subsidiaries, National City had 32,064 full-time-equivalent employees at December 31, 2007. As of December 31, 2007, National City's consolidated total assets were approximately $150.4Bn. National City is one of the largest commercial banking organizations in the United States based on asset size National City's principal banking subsidiary is National City Bank. National City is a legal entity separate and distinct from National City Bank and National City's other subsidiaries

Overview National City Corporation Recent News 2 On April 21, 2008 National City Corporation's Board of Directors unanimously approved an infusion of $7Bn of equity capital from a consortium of investors led by Corsair Capital The capital infusion is expected to increase National City's Tier 1 risk-based capital ratio to 11.40% proforma for this transaction from 6.65% on March 31, 2008 The capital infusion includes $985MM of private equity from Corsair Capital and $6.015Bn of equity capital purchased by other institutional investors Terms of the Capital Investment: 126.2MM shares of common stock at a purchase price of $5 per share 63,690 shares of Contingent Convertible Perpetual No-cumulative Preferred Stock at a purchase price of $100,000 per share Selected investors will receive warrants with an exercise price of 115% of the company's average closing price for the five-trading-day period beginning April 21, 2008, with a cap of $8.50 per share This strategic infusion of equity capital provides National City with the financial flexibility to continue investing in and growing its core businesses In addition to the capital infusion, Corsair Capital will be represented on the Board of Directors of National City. The intended appointee is the Vice Chairman of Corsair Capital, Richard E. Thornburgh

Overview Proposed Transaction 3 The proposed NCCMT 2008-1 transaction structure and credit enhancements are similar to the NCCMT 2007-1 transaction National City is marketing both Floating and Fixed structure options AAA breakeven range Approximate charge-off range of 35% - 40% Assumes: Constant portfolio size Monthly payment range of 8% - 10% Portfolio Yield range of 11% - 13%

Overview NCCMT Historical Issuance 4 No NCCMT security has experienced a rating agency downgrade

Section 2 Managed Portfolio and Master Trust Performance Information

Managed Portfolio and Master Trust Performance Information National City Underwriting & Servicing Overview 5 Underwriting In April 2007 new underwriting standards were put in place Credit line decrease programs were put in place as standard account management procedures National City remains committed to generating new credit card customers through bank relationships Servicing As of Q4 2007 the collections staff has increased by approximately 30% A Default Management Analytics team has been created to forecast and track delinquency rates Customer work-out programs have been implemented

Managed Portfolio and Master Trust Performance Information Performance for Managed Portfolio and Master Note Trust January 2002 - December 2007 6 Receivable Balances $Bn Source National City Source National City Account Additions Payment Rate %

30, 60, 90+ Day Delinquencies % Managed Portfolio and Master Trust Performance Information Performance for Managed Portfolio and Master Note Trust January 2002 - December 2007 7 Source National City Change in Charge-Off Policy Total Yield % Source National City

Recoveries % Managed Portfolio and Master Trust Performance Information Performance for Managed Portfolio and Master Note Trust January 2002 - December 2007 8 Source National City Source National City Gross Charge-Offs % Sale of Chapter 13 Bankruptcies Change in Collection Policy Chg-Offs 120-150 Bankruptcy Legislation

Net Charge-Offs % Managed Portfolio and Master Trust Performance Information Performance for Managed Portfolio and Master Note Trust January 2002 - December 2007 9 National City experienced a one-time surge in charge-offs due to the reform of the bankruptcy laws, effective October 17, 2005 This spike in losses (in November 2005) led to the quarterly excess spread to fall below the level that triggers the funding of the Class C spread account for the series 2005-1 transaction Upon excess spread returning to normal levels the Class C spread account funding level returned to 0% Source National City Bankruptcy Legislation Sale of Chapter 13 Bankruptcies Change in Collection Policy Chg-Offs 120-150

Managed Portfolio and Master Trust Performance Information Vintage Performance - Yield 10 Yield by Vintage % Source National City <2001 2001 2002 2003 2004 2005 2006 2007 Avg Month

Managed Portfolio and Master Trust Performance Information Vintage Performance - Delinquencies 11 Delinquencies by Vintage % Source National City <2001 2001 2002 2003 2004 2005 2006 2007 Avg Month

Managed Portfolio and Master Trust Performance Information Vintage Performance - Losses 12 Losses by Vintage % Source National City <2001 2001 2002 2003 2004 2005 2006 2007 Avg Month Losses have averaged 6% to 8% on most of the vintages However, the bankruptcy spike resulted in higher losses which impacted each vintage at a different point in their seasoning

Managed Portfolio and Master Trust Performance Information Vintage Performance - Payment Rate 13 Payment Rate by Vintage % Source National City <2001 2001 2002 2003 2004 2005 2006 2007 Avg Month

Section 3 NCCMT Portfolio Information

NCCMT Portfolio Information Portfolio Information for NCCMT Proforma Master Trust Assets 14 Source National City Source National City Master Trust Portfolio Summary $2,162,804,500 Principal Receivables $30,225,994 Finance Charge receivables $1,790 average receivable $11,235 average credit limit 145.07 months average age The following tables include Portfolio Information for the National City Credit Card Master Note Trust with respect to the receivables in the trust portfolio as of January 31, 2008 ($280,908,798 of receivables in accounts conveyed to the trust on March 14, 2008, which receivables and accounts are included in all figures set forth below).

Proforma Master Trust Assets NCCMT Portfolio Information Portfolio Information for NCCMT (cont'd) 15 Source National City Source National City

Proforma Master Trust Assets NCCMT Portfolio Information Portfolio Information for NCCMT (cont'd) 16 Source National City; refreshed scores as of January 2008 Source National City

Section 4 Credit Card Master Trust Comparables

National City

Credit Card Master Trust Comparables

Comparative FICO Distributions

- Detailed reporting allows investors to gain historical perspective on credit drift
- NCCMT has consistently had a high percentage of prime (>720 FICO) collateral
  - >660 FICO has consistently been above 80%
  - >720 FICO has consistently been above 50%
- NCCMT also has strong seasoning, with 84% having >48 months seasoning

Current Comparative FICO Distribution

As of:	National City NCCMT Jan-08	American Express[1] AMXCA Jan-08	Bank of America BACCT Dec-07	Chase CHAIT[2] Nov-07	Citibank CCCIT[3] Dec-07	Capital One COMET[4] Dec-07	Discover DCENT[2] Jan-08
FICO Distribution (% of total receivables outstanding)							
Less than or equal to 600	7.86%	3.20%	11.00%	8.04%	8.93%	13.38%	12.51%
601-660	9.06%	13.10%	16.80%	11.91%	15.16%	15.21%	14.30%
661-720	26.59%	17.20%	34.70%	25.74%	32.57%	26.48%	31.86%
Over 720	55.87%	66.30%	36.30%	53.14%	41.98%	44.09%	40.51%
No Score	0.62%	0.20%	1.20%	1.17%	1.36%	0.84%	0.82%

Source AMXCA 2008-2, BACCT 2008-C1, COMET 2008-A1, CCCIT 2008-A5, CHAIT 2008-A3, DCENT 2008-A2 Prospectus Supplements and National City

Historical Comparative FICO Distribution (2006)

As of:	National City NCCMT Mar-07	American Express[1] AMXCA Dec-06	Bank of America BACCT Dec-06	Chase CHAIT[2] Nov-06	Citibank CCCIT[3] Dec-06	Capital One COMET[4] Jan-07	Discover DCENT[2] Jan-07
FICO Distribution (% of total receivables outstanding)							
Less than or equal to 600	8.81%	2.70%	8.20%	6.42%	8.78%	11.91%	11.86%
601-660	9.66%	14.00%	16.20%	10.96%	15.35%	17.80%	14.59%
661-720	26.89%	18.40%	36.50%	25.90%	33.58%	30.21%	32.29%
Over 720	53.77%	64.00%	35.50%	56.13%	41.42%	39.33%	40.16%
No Score	0.87%	0.90%	3.60%	0.59%	0.87%	0.75%	1.10%

Source AMXCA 2006-3, BACCT 2006-A16, COMET 2007-A2, CCCIT 2007-A1, CHAIT 2007-A3, DCMT 2007-1 and NCCMT 2007-1 Prospectus Supplements

Historical Comparative FICO Distribution (2005)

As of:	National City NCCMT Mar-06	American Express[1] AMXCA Apr-06	Bank of America BACCT Dec-05	Chase CHAIT[5] Nov-05	Citibank CCCIT[3] Dec-05	Capital One COMET[4] Dec-05	Discover DCENT[2] Jan-06
FICO Distribution (% of total receivables outstanding)							
Less than or equal to 600	8.77%	2.50%	8.67%	5.67%	8.52%	11.79%	13.11%
601-660	10.77%	13.90%	16.92%	12.08%	15.99%	18.08%	15.82%
661-720	28.23%	18.60%	35.29%	27.75%	34.00%	30.63%	32.26%
Over 720	51.67%	64.00%	37.15%	53.07%	40.19%	38.61%	37.82%
No Score	0.57%	1.00%	1.97%	1.43%	1.30%	0.89%	0.99%

Source AMXCA 2006-1, BACCT 2006-A1, COMET 2006-A1, CCCIT 2006-A1, CHAIT 2006-A1, DCMT 2006-1 and NCCMT 2006-1 Prospectus Supplements

Notes
1. Applicable FICO ranges are less than 560, 560-659, 660-699, 700 and above, and FICO unavailable
2. Applicable FICO ranges are less than 600, 600-659, 660-719, 720 and above, and FICO unavailable
3. Applicable FICO ranges are 1-599, 600-659, 660-719, 720 and above, and FICO unavailable
4. Consumer Segment only
5. Applicable FICO ranges are less than 600, 600-649, 650-699, 700 and above, and FICO unavailable

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National City

Credit Card Master Trust Comparables

Comparative Portfolio Statistics

Comparative Portfolio Statistics	National City NCCMT	American Express AMXCA[1]	Bank of America BACCT[2]	Chase CHAIT[2]	Citibank CCCIT[2]	Capital One COMET[2]	Discover DCENT
As of:	*January-08*	*January-08*	*January-08*	*December-07*	*December-07*	*December-07*	*January-08*
Number of Accounts (MM)	1.2	21	58	24	47	30	34
Receivables Balance ($MM)	2,163	34,988	103,275	49,733	80,827	45,896	37,971
Average Balance (incl. 0 & credit balance accts)	$1,790	$1,633	$1,746	$2,043	$1,700	$1,496	N/A
Weighted Average Credit Limit	$11,235	N/A	$13,972	$10,889	$10,779	$6,152	$8,943
Average Utilization Rate	16.00%	N/A	12.70%	18.80%	16.00%	24.87%	N/A
Outstanding Balance							
<$5,000	34.99%	23.20%	23.20%	28.20%	25.58%	50.36%	37.70%
$5,000.01 - 10,000.00	37.91%	20.00%	27.10%	30.80%	26.56%	25.53%	39.20%
>=$10,000.01	27.10%	56.80%	49.70%	41.00%	47.86%	24.11%	23.10%
Credit Limit							
$0 - 5,000.00	8.99%	3.40%	7.60%	9.50%	7.06%	34.35%	23.60%
$5,000.01 - 10,000.00	24.60%	7.40%	16.70%	19.00%	14.53%	18.46%	38.10%
>=$10,000.01	66.41%	89.20%	75.70%	71.50%	78.41%	47.19%	38.30%
Age							
<12 Months	0.00%	0.00%	3.60%	0.00%	4.52%	6.56%	2.70%
12 - 23 Months	0.00%	0.00%	7.60%	17.30%	5.81%	11.92%	5.60%
24 - 35 Months	9.31%	7.50%	9.90%	20.90%	6.13%	12.78%	4.60%
36 - 47 Months	6.93%	11.60%	11.70%	17.10%	6.71%	11.44%	3.90%
>48 Months	83.76%	80.90%	67.20%	44.70%	76.83%	57.30%	83.20%
Geographic Concentration (Top 3 by $)							
	Ohio - 22.09%	California - 16.80%	California - 13.40%	California - 12.40%	California - 14.87%	California - 12.03%	California - 9.50%
	Michigan - 18.45%	New York - 10.12%	Florida - 8.10%	New York - 9.20%	New York - 9.32%	Florida - 6.36%	Texas - 8.40%
	Pennsylvania - 11.83%	Florida - 8.64%	Texas - 6.70%	Texas - 6.70%	Texas - 8.15%	Texas - 6.34%	New York - 6.60%

Sources AMXCA 2008-2, BACCT 2008-C1, COMET 2008-A1, CHAIT 2008-A3, CCCIT 2008-A5, DCENT 2008-A2, National City

Notes
1. Credit Limit Ranges: $0 – 5,000.99, $5,001.00 – 10,000.99, >= $10,001
2. Age Ranges: Less than 12 months, >12 – 24 months, >24 – 36 months, > 36 – 48 months, > 48 months

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Section 5 NCCMT Structure

NCCMT Structure Issuance Structure 19 National City National City Credit Card Master Trust National City Master Note Trust Receivables Collateral Certificate Pledge of Trust Assets Other Series of Notes Indenture Trustee Series 2008-1 Class A Series 2008-1 Class B Series 2008-1 Class C AAA Investors A Investors BBB Investors AAA, A and BBB Investors

NCCMT Structure Principal Cash Flow Mechanics 20 "Trust Collection Account" (Master Note Trust Level Account) Principal Finance Charges Revolving Period Application Controlled Accumulation Early Amortization Treat as Shared Principal Collections (If Needed; Retained in Collection Account) Deposit Into Principal Funding Account (controlled deposit) Paid to Note Holder (Sequentially to Classes A, B, and C) Treat as Shared Principal Collections (If Needed; Retained in Collection Account) Treat as Shared Principal Collections (If needed; excess over controlled deposit) Paid to Seller's Interest (If Seller's Amount > Required Seller's Amount) Deposited into Special Funding Account (If Seller's Amount < Required Seller's Amount) Paid to Seller's Interest (If Seller Amount > Required Seller's Amount) Deposited into Special Funding Account (If Seller Amount < Required Seller's Amount) Allocated Among Series 2005-1 Series 2006-1 Series 2007-1 Series 2008-1 Allocation based on floating allocation % during revolving period and fixed allocation % following revolving period "Reallocated Principal Collections" used to pay class A, B, and C to the extent not covered by finance charges and excess finance charges available from other series in the same group Principal (Less any Reallocated Principal Collections) applied as follows in the priority shown Shared Principal Collections from Other Services (Only to the Extent the Principal Shortfalls Exist) Series 200X-N

NCCMT Structure Finance Charge Cash Flow Summary Mechanics 21 "Trust Collection Account" (Master Note Trust Level Account) Principal Finance Charges Class A Interest Class B Interest Servicing Fee Class C Interest Reimburse Reductions in Invested amount due to charge offs, uncovered dilution and principal reallocations Fund accumulation reserve sub-account If needed, to fund the Class C Reserve Account To be shared by other series as needed To the Residual Holder Shared Finance charges from other series Allocation based on Series' floating allocation percentage

Section 6 Key Contacts

National City

Key Contacts

NCCMT 2008-1: Key Contacts

National City

Asset Liability Management

Russ Cronin
Senior Vice President
216-222-2935
russell.croninjr@nationalcity.com

Bryan Seitz
Assistant Vice President
216-222-2719
bryan.seitz@nationalcity.com

National City Card Services

Andy Widner
CFO, Card Services
269-973-1960
andy.widner@nationalcity.com

Morgan Stanley

ABS Syndicate

Nicole Limberg
Vice President
212-761-2084
nicole.limberg@morganstanley.com

ABS Banking

Valerie Kay
Managing Director
212-761-2162
valerie.kay@morganstanley.com

Daniel Chen
Vice President
212-761-2657
daniel.chen@morganstanley.com

Luke Stehouwer
Analyst
212-761-5477
luke.stehouwer@morganstanley.com

Otto Eberdorfer
Analyst
212-761-5480
otto.eberdorfer@morganstanley.com

Credit Suisse

ABS Syndicate

Jim Drvostep
Vice President
212-325-8549
james.drvostep@credit-suisse.com

Melissa Simmons
Vice President
212-325-8549
melissa.simmons@credit-suisse.com

ABS Banking

Justin Tisler
Director
212-325-9795
justin.tisler@credit-suisse.com

Ann Tran
Vice President
212-325-4309
ann.tran@credit-suisse.com

Matt Davis
Analyst
212-325-2573
matthew.davis@credit-suisse.com

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